December 19, 2005


Mr. Daniel Ollech
Chief Executive Officer
B&D Food Corp.
575 Madison Avenue
New York, New York 10027-257



      Re:	B&D Food Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed March 8, 2005
		File No. 0-21247


Dear Mr. Ollech:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended December 31, 2004

Exhibits

1. Please refer to the guidance in Item 601(b)(31) of Regulation
S-B
for the correct wording to use in preparing your certifications.

Form 8-K/A filed July 22, 2005

Financial Statements

Audit Opinion, page 1

2. We note that the financial statements of Eastco Do Brasil
Comercio
De Alimentos Ltda. have been audited by a firm based in Ontario, Canada; and that you filed a Form 8-K on November 16, 2005 announcing that you have engaged these auditors. Please tell us how you concluded that it is appropriate, as a domestic filer, to utilize an auditor licensed outside of the United States. Under Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section V.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42 69217

Please tell us where your management and accounting records are situated, and where the majority of the audit work is conducted.

Note D - Summary of Significant Accounting Policies

Revenue Recognition, page 8

3. We note your policy disclosure stating "Revenue from coffee and coffee products are recognized upon delivery of goods and transfer of title to the customers." However, it is unclear whether you have generated revenue from coffee related products in the periods presented. The revenue line item "Income from Operations," on your statement of operations, seems to indicate that you have revenue from a source other than rental income. If this line item represents revenue from coffee products, as we might expect, please revise the labeling as such to clarify the nature of the revenue recognized. Interim Financial Statements

Note I - Leasing Agreement, page 10

4. We understand that Coimbra terminated its lease with you of the factory, facilities, and manufacturing area in April 2005 and paid the remaining balance due under the agreement, which extended through
December 2005. Please expand your disclosures to identify or describe the following, as appropriate:

(a)	the date on which Coimbra paid the balance in full,
(b)	the amount of payment,
(c)	the amount of any penalties charged for early termination,
(d)	the way in which you have accounted for the payment
representing
rental income that would have been received through December 2005,
and
(e)	any continuing obligations to Coimbra under the lease
agreement
during 2005 or subsequently.

5. We understand based on your disclosures under this heading and Note C on page 6, that operations at the factory ceased subsequent to the termination of the lease with Coimbra, and that you plan to resume coffee manufacturing in 2005. Please expand your disclosures to describe the activities that must take place in order for you to resume operations. For example, the nature and expected cost of infrastructure required to manufacture the product, including the sources and availability of raw materials, method of planned distribution, and customers.

6. Please reconcile your disclosure under this heading, stating
"In
April 2005, Coimbra ended its lease of the building and equipment with the Company," to the labeling of your Property, Plant, and Equipment line item as "Held for Lease" on your balance sheet and in
Note H, on page 9, at June 30, 2005.

Unaudited Pro Forma Condensed Combined Financial Statements, page
1

7. We note your disclosures indicating that the pro forma adjustments represent your application of purchase accounting. However, in your disclosure in Note E on page 6 of your Form 10-QSB for the quarter ended September 30, 2005, you explain that since there was common control of the merging entities, the transaction has been recorded at the carrying value of BDFC.

The substantial issuance of B&D Food Corp. shares that occurred with its acquisition of Eastco Do Brasil Comercio De Alimentos Ltda. would ordinarily suggest that a reverse acquisition had occurred. However, the accounting depicted in your pro forma financial statements and the unaudited interim financial statements provided in your Form 10-
QSB for the quarter ended September 30, 2005 are not consistent with reverse merger accounting.

Given that B&D Food Corp was essentially a dormant company at the time of this transaction, tell us why you believe the merger should not be accounted for as a reverse merger recapitalization of the coffee business.

8. On a related point, we note that upon entrance into your Share Purchase Agreement with BDFC on July 8, 2005, you issued an 8% Convertible Promissory Note in the amount of $10,000,000, convertible into common shares at $0.20 per share. Tell us how you settled on the amount and conversion price. Explain how the conversion price compared to the quoted market price of you stock on the date of issuance.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and



* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Daniel Ollech
B&D Food Corp.
December 19, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010